Exhibit 99.1

Eco Wave Power Enters into a Collaboration Agreement with

AltaSea at the Port of Los Angeles

Stockholm, Sweden - January 20, 2022 – Today, few hours prior to Eco Wave Power’s official bell-ringing ceremony, that shall be held at 9:15 AM ET on the Nasdaq Capital Market, Eco Wave Power Global AB (publ) (Nasdaq First North: ECOWVE, Nasdaq US: WAVE) (“Eco Wave Power” or the “Company”), a leader in the production of clean electricity from ocean and sea waves, is proud to announce a collaboration with AltaSea at the Port of Los Angeles (“AltaSea”).

Eco Wave Power will work with AltaSea, a nonprofit that accelerates scientific collaboration and advances an emerging blue economy, to locate and submit grants to implement Eco Wave Power’s technology. Already taking action, both organizations participated in a grant submission led by the Los Angeles Economic Development Corporation (LAEDC), which was chosen as a finalist in the Economic Development Administration (EDA) Build Back Better Regional Challenge (please see full press release in the following link: https://eda.gov/news/press-releases/2021/12/13/build-back-better-regional-challenge-finalists.htm, (the content of which does not constitute a part of this press release).

In addition, Eco Wave Power plans to implement a pilot program on the AltaSea campus, located in the Port of Los Angeles. Together, Eco Wave and AltaSea will look to secure other locations for future implementation.

“The U.S. is a high priority market for Eco Wave Power,” stated Inna Braverman, founder and CEO of Eco Wave Power. “We are officially listed on Nasdaq U.S. and are looking forward to establishing a strong operational presence, including a local office and a first grid-connected wave energy project – on AltaSea’s premises in the Port of LA. We believe that AltaSea and its inspirational commitment to the blue economy can significantly assist in achieving our goals, while also advancing the U.S.’s ambitious target of cutting emissions to net zero no later than 2050.”

Eco Wave Power will also participate in AltaSea’s outreach activities, including but not limited to the AltaSea Renewable Energy Open House (scheduled for February 26, 2022) and the AltaSea Blue+Green webinar series, which allows supporters to meet and collaborate with relevant researchers, scientists, and engineers. This collaboration will also serve as an avenue to present Eco Wave Power to AltaSea audiences and receive assistance in connecting the company with American policy makers to support potential, future regulations and policies for the development of wave energy projects in the U.S. To support this progress, Eco Wave Power will also aspire to establish an office on the AltaSea campus.

Terry Tamminen, CEO of AltaSea, commented,”We believe that Eco Wave Power aligns well with the AltaSea vision, creating a new way of using renewable energy. We are looking forward to a productive collaboration.”

There is significant interest in renewables in the United States. It was estimated that renewable energy made up to 57% of new capacity additions in the U.S. during the first half of 2020. However, the U.S. is also the second largest emitter of greenhouse gas emissions in the world. Wave energy’s potential in the U.S. is estimated at 3500 TW/h per year. As a result, the commercial deployment of wave energy in the United States can substantially reduce emissions from traditional polluting energy generation methods.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison+Partners

EcoWavePower@allisonpr.com

About AltaSea at the Port of Los Angeles

AltaSea at the Port of Los Angeles is dedicated to accelerating scientific collaboration, advancing an emerging blue economy through business innovation and job creation, and inspiring the next generation, all for a more sustainable, just and equitable world.

AltaSea will turn to the ocean to develop solutions for some of the planet’s most pressing challenges, such as climate change, energy supply and global food security. AltaSea’s goal is a sustainable, just and equitable world. To achieve our mission, we embrace an accelerated approach to diversity and inclusion, and as a fundamental part of our vision and success, AltaSea is committed to a workplace that will represent and empower our community.

This commitment includes economic and educational outreach to underserved communities, as well as considering how our decisions as an organization affect those communities. In addition, AltaSea is dedicated to forming and deepening partnerships with organizations who are serving our underserved stakeholders.

Nasdaq MarketSite Media Contact:

Peter Gau

(201) 388-9682

Peter.gau@nasdaq.com

Feed Information:

Fiber Line (Encompass Waterfront): 4463

Gal 3C/06C 95.05 degrees West
18 mhz Lower
DL 3811 Vertical
FEC 3/4
SR 13.235
DR 18.295411
MOD 4:2:0
DVBS QPSK

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses its plan to implement a pilot program on the AltaSea campus and a strong operational presence in the United States, that it and AltaSea will look to secure other locations for future implementation, its belief that AltaSea and AltaSea’s inspirational commitment to the blue economy can significantly assist in achieving the Company’s goals, its participation in AltaSea’s outreach activities, including but not limited to the AltaSea Renewable Energy Open House and the AltaSea Blue+Green webinar series, AltaSea’s belief that Eco Wave Power aligns well with the AltaSea’s vision and AltaSea’s goal, mission and commitment. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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